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                              September 23, 2022

       Yael Steiner
       Associate General Counsel
       10X Capital Venture Acquisition Corp. II
       1 World Trade Center, 85th Floor
       New York, NY 10007

                                                        Re: 10X Capital Venture
Acquisition Corp. II
                                                            Preliminary Proxy
Statement on Form 14A
                                                            Filed September 16,
2022
                                                            File No. 001-40722

       Dear Ms. Steiner:

               We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Form 14A

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this
fact could impact your ability to complete your initial business combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from completing an initial
business combination and require you to liquidate. Disclose the consequences of
liquidation to investors, such as the losses of the investment opportunity in a target company,
any price appreciation in the combined company, and the warrants, which would expire
worthless.
 Yael Steiner
10X Capital Venture Acquisition Corp. II
September 23, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact John Stickel at 202-551-3324 or Sandra Hunter Berkheimer at 202-551-
3758 if you have any questions.



FirstName LastNameYael Steiner                        Sincerely,
Comapany Name10X Capital Venture Acquisition Corp. II
                                                      Division of Corporation
Finance
September 23, 2022 Page 2                             Office of Finance
FirstName LastName